XZERES WIND CORP.
9025 SW Hillman Court, Suite 3126
Wilsonville, OR 97070

Via Edgar

October 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re:          Xzeres Wind Corp.
Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number: 333-168200

Ladies and Gentlemen:

Pursuant to Rule 477(a), promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xzeres Wind Corp. (the “Registrant”) hereby requests immediate withdrawal of its Registration  Statement on Form S-1 (File  No. 333-168200), which was originally filed with the Securities and Exchange Commission (the  “Commission”) on July 19, 2010, Amendment  Number One on September 7, 2010 and Amendment Number Two on October 21, 2010 (the “Registration Statement”).

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed  granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Neither the Registrant nor any person acting on the  Registrant’s behalf will commence a private offering earlier than 30 calendar  days after the effective date of withdrawal of the registration statement under Rule 477, and, if and when a private  offering is made, the Registrant will notify each offeree in the private offering that the offering is not registered under the Securities Act, the securities will be “restricted securities” (as that term is defined in Rule 144(a)(3)) and may not be resold unless they are registered under the Securities  Act or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the  Securities Act, and a registration statement for the abandoned offering was filed and  withdrawn, specifying the effective date of the withdrawal.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (503) 388-7350.

Very truly yours,

/s/ Steven Shum
Steven Shum
Chief Executive Officer